

June 4, 2012

Via E-mail
Alex Lung
Chief Financial Officer
Mindray Medical International Limited
Mindray Building, Keji 12th Road South
Hi-tech Industrial Park
Nanshan, Shenzhen, China 518057

> **Re: Mindray Medical International Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 001-33036**

Dear Mr. Lung:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 4. Information on the Company

C. Organizational Structure, Customer Support and Service, International, page 33

1.   We note the disclosure on page 32 indicating that payment terms for your China-based tender sales contracts vary widely and are dictated by non-negotiable, standard government bidding contracts, which often provide for a smaller percentage of the total purchase price paid at the time of delivery. Please describe to us in more detail the significant terms of these sales contracts, including payment and acceptance terms.

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 68

2.	We note that your receivable turnover increased from 53 days in 2009 and 59 days in 2010 to 66 days in 2011. You disclose that the increase was primarily due to the growth of your international business because your international customers generally have longer credit terms than your China-based customers. However, on page 63 you disclose that although from time to time you provide credit to your direct international customers and distributors, you generally require domestic customers to make a deposit prior to shipment and generally require international customers to pre-pay for their products in cash or with letters of credit.

- Given the disclosure noted on page 63, please clarify for us your conclusion that the growth in international sales resulted in the increase in your receivable turnover in 2011.
- Describe to us the significant terms of both your domestic and international sales arrangements, including payment terms, and highlight for us all material differences in those terms.
- To the extent that the increase resulted from changes in the terms of your sales arrangements, please discuss how you considered the impact of these changes in your revenue recognition policy.

3.	Further, on page 48 we note that international sales as a percentage of total sales actually declined from 58.3% in 2010 to 57.5% in 2011. As such, please explain why the receivable turnover days continued to increase in spite of the decrease in international sales.

4.	On page 5 of Exhibit 99.1 to your Form 6-K filed May 7, 2012, you disclose that accounts receivable turnover days increased to 79 days in the first quarter of 2012. We also note from your May 8, 2012 conference call that you cited certain foreign exchange controls in key emerging markets as a factor for the increase in accounts receivable turnover days.

- Clearly describe to us all the significant causes of this increase during the first quarter of 2012.
- Describe to us in further detail the nature of these foreign exchange controls and identify the markets and percentage of your revenues and receivables impacted by these controls.
- Tell us whether these controls were also a factor during 2011, 2010, and 2009 and why you concluded a discussion of these controls were not meaningful in your Form 20-F.

5.   Also, in your conference call of May 8, 2012, you disclosed that you expect the receivable turnover to normalize over the next few quarters. Discuss for us the changes you expect in the foreign exchange controls that will cause this normalization. Tell us what you consider to be "normal" for receivable turnover.

6.   We also note that your accounts receivable allowance, as disclosed on page F-18, has remained relatively unchanged. In addition, on page F-15 you disclose that the age of receivables is one of the two primary factors in determining the allowance for doubtful accounts.

- Describe for us in greater detail your accounting policy and process for establishing the allowance for doubtful accounts and identifying accounts receivable balances at risk for non-payment, including how any longer credit terms provided to international customers impacted the analysis.
- Explain how your policy considered the guidance in ASC 310-10-35-5 through 35-11.
- Tell us whether you ever extend the credit repayment periods for customers and if so, describe to us the circumstances under which you would normally provide these extensions and whether the arrangements were formally documented or verbal in nature.
- Provide us with an aging of your accounts receivable balances as of December 31, 2011 and March 31, 2012, highlighting for us any account balances that were 60 days, 90 days, 180 days, 360 days and 720 days past due at those dates.

Consolidated Financial Statements

Note 16. Basic and Diluted Earnings per Share, page F-26

7.   On page 5 you refer to Class A and Class B ordinary shares. Please tell us the pertinent rights and privileges of the company's various outstanding securities. In future filings please provide the disclosures required by ASC 505-10-50-3.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant